UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Telmex Internacional, S.A.B. de C.V. (the “Issuer”)

(Name of Issuer)

American Depositary Shares (“L Share ADSs”), each representing 20 Series L Shares (“L Shares”)

American Depositary Shares (“A Share ADSs”), each representing 20 Series A Shares (“A Shares”)

(Title of Class of Securities)

879690105 for L Share ADSs

879690204 for A Share ADSs

(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Avila Camacho 24

Torre del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México, D.F. 11000, México

(5255) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 24)

_________________________

             CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares, since such shares are not traded in the United States.

             CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares, since such shares are not traded in the United States.

1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 80,000 A Shares and 12,620,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 80,000 A Shares and 12,620,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,690,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,690,376 A Shares and 9,330,758,762 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% of A Shares and 62.94% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 9,516,264 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,516,264 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,327,575,026 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of A Shares and 62.92% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 9,516,264 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 9,516,264 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,327,575,026 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of A Shares and 62.92% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 10,548,538 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,548,538 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,328,607,300 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of A Shares and 62.93% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 12,516,268 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 12,516,268 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,330,575,030 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of A Shares and 62.94% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 15,616,268 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 15,616,268 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,333,675,030 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of A Shares and 62.96% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 13,875,522 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,875,522 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 92,610,376 A Shares and 9,318,058,762 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,610,376 A Shares and 9,331,934,284 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of A Shares and 62.95% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carso Global Telecom, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF and WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 91,994,660 A Shares and 9,096,909,550 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 91,994,660 A Shares and 9,096,909,550 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,994,660 A Shares and 9,096,909,550 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% of A Shares and 61.75% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grupo Financiero Inbursa, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC and AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 615,716 A Shares and 221,149,212 L Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 615,716 A Shares and 221,149,212 L Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,716 A Shares and 221,149,212 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% of A Shares and 1.50% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0008 (the “Telmex Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 49,600 A Shares and 225,245,840 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 49,600 A Shares and 225,245,840 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,600 A Shares and 225,245,840 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% of A Shares and 1.53% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust No. F/0395 (the “Telnor Trust”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 4,770,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 4,770,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,770,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Telmex, A.C. (“Fundación Telmex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 44,138,700 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 44,138,700 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,138,700 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundación Carso, A.C. (“Fundación Carso”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION México
NUMBER OF SHARES	7	SOLE VOTING POWER 22,500,000 L Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 22,500,000 L Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 L Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15% of L Shares (See Item 5)
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

14

Item 1.	Security and Issuer.

This statement relates to the following classes of securities of Telmex Internacional, S.A.B, de C.V., a sociedad anonima bursátil de capital variable (the “Issuer”) organized under the laws of the United Mexican States (“Mexico”):

1. Series L Shares, without par value (“L Shares”), and American Depositary Shares (“L Share ADSs”), each representing 20 L Shares; and

2. Series A Shares, without par value (“A Shares”), and American Depositary Shares (“A Share ADSs”), each representing 20 A Shares.

The address and principal executive office of the Issuer is Avenida de los Insurgentes 3500, Oficina 2130, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., México

Item 2.	Identity and Background.

This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below (the “Reporting Persons”).

(1) Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A.B. de C.V. (“CGT”) and Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”). As a result, ownership of all L Shares and A Shares owned or controlled by these entities is deemed to be shared among each member of the Slim Family.

(2) GFI is a sociedad anonima bursátil de capital variable organized under the laws of Mexico. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company. GFI also controls various trusts for the benefit of its employees, employees of its subsidiaries and employees of other entities that may be deemed to be controlled by the Slim Family.

(3) CGT is a sociedad anonima bursátil de capital variable organized under the laws of Mexico. CGT is a holding company with interests in the Issuer and other telecommunications companies.

(4) The Telmex Trust is a trust organized under the laws of Mexico as the pension plan for employees of Teléfonos de México, S.A.B. de C.V. (“Telmex”). Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa, División Fiduciaria, is the trustee of the Telmex Trust and a subsidiary of GFI. A technical committee, all of whose members are employees of Telmex, makes investment decisions for the Telmex Trust. Thus, the Telmex Trust may be deemed to be controlled by Telmex, which may be deemed to be controlled by CGT, and CGT and the Slim Family may be deemed to share beneficial ownership of all L Shares and A Shares

15

beneficially owned by the Telmex Trust. CGT and the Slim Family expressly disclaim such beneficial ownership.

(5) The Telnor Trust is a trust organized under the laws of Mexico as the pension plan for employees of Telefonos del Noroeste, S.A. de C.V. (“Telnor”). Telnor is a wholly-owned subsidiary of Telmex. Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, Division Fiduciaria, is a trustee of the Telnor Trust and a subsidiary of GFI. A technical committee, all of whose members are employees of Telmexand Telnor, makes investment decisions for the Telnor Trust. Thus, the Telnor Trust may be deemed to be controlled by Telmex, which may be deemed to be controlled by CGT, and CGT and the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by the Telnor Trust. CGT and the Slim Family expressly disclaim such beneficial ownership.

(6) Fundacion Telmex is a not-for-profit partnership organized under the laws of Mexico. A board, all of whose members are employees or directors of Telmex, makes investment decisions for Fundacion Telmex. Thus, Fundacion Telmex may be deemed to be controlled by Telmex, which may be deemed to be controlled by CGT, and CGT and the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by Fundacion Telmex. CGT and the Slim Family expressly disclaim such beneficial ownership.

(7) Fundacion Carso is a not-for-profit partnership organized under the laws of Mexico. A board, the majority of whose members are members of the Slim Family, makes investment decisions for Fundacion Carso. Thus, Fundacion Carso may be deemed to be controlled by the Slim Family, and the Slim Family may be deemed to share beneficial ownership of all Shares beneficially owned by Fundacion Carso. The Slim Family expressly disclaims such beneficial ownership.

Information regarding the members of the Slim Family and the executive officers and directors of each of GFI, CGT, the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the A Shares and L Shares (and A Share ADSs and L Share ADSs) owned or controlled by the Reporting Persons were acquired for no consideration as a result of the Escisión (as defined below).

Item 4.	Purpose of Transaction.

The Issuer was established on December 26, 2007 by means of a procedure under Mexican corporate law called an escisión (the “Escisión”), by which Telmex split off its Latin American and yellow pages directory businesses. Under Mexican corporate law, in an escisión, an existing company is divided, creating a new company to which specified assets and liabilities

16

are allocated. The shares of the new company are issued to the shareholders of the existing company, pro rata to their share ownership in the existing company. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. The Escisión was approved on December 21, 2007, by a single action of the shareholders of Telmex at an extraordinary meeting. The establishment of the Issuer became effective on December 26, 2007 (the “Effective Date”), following certain corporate and administrative procedures relating to the shareholders’ resolution from the extraordinary meeting, including its registration with a Mexican notary public. As of the Effective Date, the capital stock of the Iss uer was issued and outstanding and each holder of Telmex shares became the owner of an equal number of shares of the corresponding class of the Issuer. On June 10, 2008, each outstanding instrument representing shares of Telmex was exchanged for separate instruments representing shares of Telmex and shares of the Issuer, respectively.

CGT expects to enter into an agreement (the “Shareholders Agreement”) with AT&T International (“AT&T”) providing for certain matters relating to their ownership of Series AA shares, no par value, of the Issuer (the “AA Shares”). CGT and AT&T currently have such an agreement relating to their ownership of Series AA shares, no par value, of Telmex (the “Telmex AA Shares”), which among other things, subjects certain transfers of Telmex AA Shares by either party to a right of first offer in favor of the other party and provides for the composition of the board of directors and executive committee of Telmex and for each party to enter into a management services agreement with Telmex.

Under the Issuer’s bylaws, AA Shares and A Shares have full voting rights and L Shares have limited voting rights. Each AA Share, and each AA Share and each A Share is convertible at the holder's option into one L Share, in each case subject to restrictions under the Issuer's by-laws, which are summarized in the table below.

Class of Issuer’s Capital Stock	% of Issuer’s Outstanding Capital Stock	% of Combined Number of Outstanding AA Shares and A Shares
L Shares	No more than 80%
A Shares	No more than 19.6%	No more than 49%
AA Shares	At least 20% but no more than 51%	No less than 51%
Combined AA Shares and A Shares	No more than 51%
Combined A Shares and L Shares	No more than 80%

As a result of the voting arrangements expected to be set forth in the Shareholders Agreement, CGT and AT&T may be deemed to form a group for purposes of Sections 13(d) and 13(g) of the Exchange Act. According to the Schedule 13D filed by AT&T and its parent, AT&T Inc., on June 20, 2008, AT&T beneficially owns 1,799,453,534 AA Shares. In accordance with the restrictions described above, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 4,325,534,850. Because CGT directly

17

beneficially owns 6,000,000,000 AA Shares, which is more than the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares, if AT&T were deemed to form a group with CGT the number of A Shares and L Shares that would be reported as beneficially owned by CGT and the Reporting Persons that may be deemed to control CGT would not as of the date differ from the number of A Shares and L Shares reported in this Schedule 13D.

CGT holds as of the date hereof 73.9% of the issued and outstanding AA Shares. Through its direct ownership of A Shares and AA Shares and its power to vote the AA Shares owned by AT&T under the Telmex Agreements, CGT may be deemed to control the Issuer. Except as set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Persons have, as of June 11, 2008, the following interests in the A Shares and L Shares:

	A Shares(1)		L Shares(2)
	Number	% of Class	Number	% of Class
Carlos Slim Helú(3)	92,690,376	21.9%	9,330,758,762	62.94%
Carlos Slim Domit(4)	92,610,376	21.8%	9,327,575,026	62.92%
Marco Antonio Slim Domit(5)	92,610,376	21.8%	9,327,575,026	62.92%
Patrick Slim Domit(6)	92,610,376	21.8%	9,328,607,300	62.93%
María Soumaya Slim Domit(7)	92,610,376	21.8%	9,330,575,030	62.94%
Vanessa Paola Slim Domit(8)	92,610,376	21.8%	9,333,675,030	62.96%
Johanna Monique Slim Domit(9)	92,610,376	21.8%	9,331,934,284	62.95%
CGT(10)	91,994,660	21.7%	9,096,909,550	61.75%
GFI(11)	615,716	0.1%	221,149,212	1.50%
Telmex Trust(12)	49,600	0.0%	225,245,840	1.53%
Telnor Trust	—	—	4,770,000	0.03%
Fundación Telmex	—	—	44,138,700	0.30%
Fundación Carso	—	—	22,500,000	0.15%

(1)	Based upon 424,195,902 A Shares outstanding as of June 11, 2008, as reported by the Mexican Stock Exchange. Includes A Shares held in the form of A Share ADSs.

(2)

Based upon 10,406,514,176 L Shares outstanding as of June 11, 2008, as reported by the Mexican Stock Exchange. The total number of L Shares outstanding also includes L Shares held in the form of L Share ADSs. In addition, other than in the case of GFI, the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso, L Share totals and percentages assume that all of the A Shares held by the Reporting Persons and 4,325,534,850 AA Shares held by CGT, which may be deemed to be beneficially owned by the Slim Family, have been converted into L Shares. In accordance with the restrictions set forth in this

18

Schedule 13D, the maximum number of AA Shares that could, as of the date hereof, be converted to L Shares is 4,325,534,850.

(3)

Includes 80,000 A Shares and 12,620,000 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helú, as well as A Shares and L Shares beneficially owned through GFI and CGT by trusts for the benefit of the Slim Family (the “Family Shares”).

(4)	Includes 9,156,264 L Shares owned directly by Carlos Slim Domit, as well as the Family Shares.

(5)	Includes 9,156,264 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Shares.

(6)	Includes 10,548,538 L Shares owned directly by Patrick Slim Domit, as well as the Family Shares.

(7)	Includes 12,516,268 L Shares owned directly by María Soumaya Slim Domit, as well as the Family Shares.

(8)	Includes 15,616,268 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Shares.

(9)	Includes 13,875,522 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Shares.

(10)	Includes A Shares and L Shares owned directly by CGT, as well as A Shares and L Shares beneficially owned through its wholly-owned subsidiaries.

(11)

Includes A Shares and L Shares owned directly by GFI, as well as A Shares and L Shares beneficially owned through wholly-owned subsidiaries it controls or other entities that may be deemed to be controlled by the Slim Family.

(b)          Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and Telmex, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares controlled by such persons (including those beneficially owned by the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso). Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

(c)          All transactions in A Shares and L Shares effected by the Reporting Persons for the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule II.

(d)          All A Shares and L Shares owned by trusts for the benefit of the Slim Family may be deemed to be beneficially owned by each member of the Slim Family that is a beneficiary of such trusts. Thus, beneficial ownership of the Family Shares may be deemed to be shared by each member of the Slim Family. Because the Slim Family may be deemed to control, directly or indirectly, each of CGT, GFI and Telmex, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares controlled by such persons (including the Telmex Trust, the Telnor Trust, Fundación Telmex and Fundación Carso). Except as disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, A Shares or L Shares owned by the Reporting Persons.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

CGT has entered into certain Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares of Telmex (in the form of L Shares ADSs of Telmex) from

19

a counterparty on the terms specified below. CGT entered into each of these Forward Purchase Transactions prior to the Escisión and is discussing with the counterparties of these contracts the adjustments necessary to reflect the Escisión. For purposes of this Schedule 13D, CGT has assumed that L Shares of the Issuer are the subject of each contract listed below and has treated such L Shares as beneficially owned by CGT.

Counterparty	Expiration Date	Number of L Shares	Purchase Price per L Share	Interest Rate
JP Morgan Chase Bank, N.A.	August 11, 2010	256,986,840	$.7785	LIBOR + 0.625%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	97,943,200	$1.0210	LIBOR + 0.250%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 18, 2011	181,323,680	$1.1030	LIBOR + 0.250%
Santander Central Hispano Benelux S.A. de N.V.	September 13, 2011	83,091,000	$1.2035	LIBOR + 0.20%
Wachovia Bank National Association	September 14, 2011	83,091,000	$1.2035	LIBOR + 0.25%
Santander Central Hispano Benelux S.A. de N.V.	October 17, 2011	74,019,260	$1.351	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 7, 2011	149,031,300	$1.342	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	December 19, 2011	144,613,160	$1.383	LIBOR + 0.20%
BNP Paribas, S.A.	December 19, 2011	71,864,900	$1.3915	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	February 17, 2012	193,361,280	$1.551	LIBOR + 0.250%

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Santander Central Hispano Benelux S.A. de N.V.	April 18, 2012	56,069,540	$1.7835	LIBOR + 0.20%
Santander Central Hispano Benelux S.A. de N.V.	May 14, 2012	54,127,200	$1.8475	LIBOR + 0.20%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May 17, 2012	114,351,060	$1.7490	LIBOR + 0.25%
BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, S.A. de C.V.	August 17, 2012	121,175,420	$1.6505	LIBOR + 0.25%

Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Powers of Attorney
2	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Carlos Slim Helú
__________________________
Carlos Slim Domit	By: /s/ Eduardo Valdés Acra
__________________________	Eduardo Valdés Acra Attorney-in-Fact June 20, 2008
Marco Antonio Slim Domit
__________________________
Patrick Slim Domit
__________________________
María Soumaya Slim Domit
__________________________
Vanessa Paola Slim Domit
__________________________
Johanna Monique Slim Domit
__________________________
CARSO GLOBAL TELECOM, S.A.B. DE C.V.
__________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.
__________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

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BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0008
__________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

BANCO INBURSA S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO INBURSA, DIVISION FIDUCIARIA, AS TRUSTEE OF TRUST NO. F/0395
__________________________
By: Raul Humberto Zepeda Ruiz
Title: Attorney-in-Fact

FUNDACIÓN TELMEX, A.C.
__________________________
By: Adolfo Cerezo
Title: Attorney-in-Fact

FUNDACIÓN CARSO, A.C.
__________________________
By: Armando Ibañez Vazquez
Title: Attorney-in-Fact

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SCHEDULE I

All of the individuals listed below are citizens of México.

THE SLIM FAMILY

Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 México D.F., México

Name	Principal Occupation
Carlos Slim Helú

Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B.de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Carlos Slim Domit

Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V.and Fundación Carso, A.C.

Marco Antonio Slim Domit

Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V., and Board Member of Grupo Financiero Inbursa’s, S.A.B. de C.V. subsidiaries, Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Patrick Slim Domit

Chairman of the Board of Directors of América Móvil, S.A.B. de C.V., Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., and Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

María Soumaya Slim Domit	Vice President of Museo Soumaya
Vanessa Paola Slim Domit	Private Investor
Johanna Monique Slim Domit	Private Investor

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GRUPO FINANCIERO INBURSA, S.A.B. de C.V.

Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., México

Name and Position	Principal Occupation
Directors
Carlos Slim Helú (Chairman Emeritus)

Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B.de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Marco Antonio Slim Domit (Chairman of the Board)

Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V., and Board Member of Grupo Financiero Inbursa’s, S.A.B. de C.V. subsidiaries, Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Eduardo Valdés Acra (Vice-Chairman of the Board)	Chief Executive Officer of Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and Board Member of Carso Global Telecom, S.A.B. de C.V.
Agustín Franco Macias (Director)

Chairman of Cryoinfra, S.A. de C.V. Board Member of Teléfonos de México, S.A.B. de C.V., Centro Histórico de la Ciudad de México, S.A. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and Grupo Infra, S.A. de C.V.

Claudio X. González Laporte (Director)

Chairman of the Board of Kimberly Clark de México, S.A. de C.V. Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., General Electric Co., Kellogs Co., Unilever, Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A.B. de C. V. and The Mexico Fund, Inc

Juan Antonio Peréz Simón (Director)

Vice-Chairman of Teléfonos de México, S.A.B. de C.V. and Chairman of the Board of Sanborns Hermanos S.A. Board Member of Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and some of its subsidiaries, Cigarros la Tabacalera, S.A. de C.V., Radio Móvil Dipsa, S.A. de C.V. and Sears Roebuck S.A. de C.V.

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David Ibarra Muñoz (Director)	Independent Economist. Board Member of Grupo Financiero Inbursa, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.
Jose Kuri Harfush (Director)

Chief Executive Officer of Janel, S.A. de C.V. Board Member of Teléfonos de México, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.

Héctor Slim Seade	Chief Executive Officer of Teléfonos de México, S.A.b. de C.V. and Board Member of Grupo Financiero Inbursa, S.A.B. de C.V. and several of its subsidiaries.
Arturo Elías Ayub	Executive Officer of Teléfonos de México, S.A.B. de C.V. Board Member of Grupo Financiero Inbursa, S.A.B. de C.V.
Javier Foncerrada Izquierdo	Chief Executive Officer of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. Board Member of Grupo Financiero Inbursa, S.A.B. de C.V. and its subsidiaries.
Antonio Cosío Pando

Chief Executive Officer of Compañía Industrial Tepejí del Río. Board Member of Grupo Financiero Inbursa, S.A.B. de C.V. and some of its subsidiaries, Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Guillermo Gutiérrez Saldívar	Chief Executive Officer of Equipos Mecánicos, S.A. de C.V., and Board Member of Grupo Financiero Inbursa, S.A.B. de C.V. and some of its subsidiaries.
Fernando Gerardo Chico Pardo	Chairman of Promecap, S.A.C. Board Member or Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Sears Roebuck, S.A. de C.V., and Grupo Sanbors, S.A. de C.V.
Laura Diez Barroso Azcárraga de Laviada	Board Member of Teléfonos de México, S.A.B. de C.V. and Centro Histórico de la Ciudad de México, S.A. de C.V.
Executive Officers
Marco Antonio Slim Domit (President)	President of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V.

26

CARSO GLOBAL TELECOM, S.A.B. de C.V.

Insurgentes Sur 3500, Edificio Telmex, Piso 5, Col. Peña Pobre Tlalpan, 14060 México D.F., México

Name and Position	Principal Occupation
Directors
Carlos Slim Helú (Chairman Emeritus)

Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B.de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Jaime Chico Pardo (Vice Chairman)	Co-Chairman of the Board of Directors of Carso Global Telecom, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V.
Claudio X. González Laporte (Director)

Chairman of the Board of Kimberly Clark de México, S.A. de C.V. Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., General Electric Co., Kellogs Co., Unilever, Grupo Alfa, S.A. de C.V., Grupo México, S.A. de C.V., Grupo Modelo, S.A.B. de C. V. and The Mexico Fund, Inc

C.P. Humberto Gutierrez Olvera Zubizarreta	Chief Executive Officer of Grupo Carso, S.A.B. de C.V.
Juan Antonio Peréz Simón (Director)

Vice-Chairman of Teléfonos de México, S.A.B. de C.V. and Chairman of the Board of Sanborns Hermanos S.A. Board Member of Carso Global Telecom, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Grupo Financiero Inbursa, S.A.B. de C.V. and some of its subsidiaries, Cigarros la Tabacalera, S.A. de C.V., Radio Móvil Dipsa, S.A. de C.V. and Sears Roebuck S.A. de C.V.

Carlos Slim Domit (Chairman)

Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V.and Fundación Carso, A.C.

Executive Officers

Armando Ibañez (Chief Financial Officer)	Chief Financial Officer of Carso Global Telecom, S.A.B. de C.V.

28

INMOBILIARIA CARSO, S.A. de C.V.

Avenida Insurgentes Sur #3500, Edificio Telmex, Piso 5, Colonia Peña Pobre, Delegación Tlalpan, C.P. 14060 México D.F., México

Name and Position	Principal Occupation
Directors
Carlos Slim Helú

Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B.de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Carlos Slim Domit

Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V.and Fundación Carso, A.C.

Marco Antonio Slim Domit

Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V., and Board Member of Grupo Financiero Inbursa’s, S.A.B. de C.V. subsidiaries, Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Patrick Slim Domit

Chairman of the Board of Directors of América Móvil, S.A.B. de C.V., Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., and Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

María Soumaya Slim Domit	Vice President of Museo Soumaya
Vanessa Paola Slim Domit	Private Investor
Johanna Monique Slim Domit	Private Investor

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FUNDACION TELMEX, A.C.

Vizcaínas No. 16, Colonia Centro, Delegación Cuauhtémoc, 06080 México, D.F. México

Name and Position	Principal Occupation
Directors
Carlos Slim Helú (Chairman)

Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B.de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Jaime Chico Pardo (Director)	Co-Chairman of the Board of Directors of Carso Global Telecom, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V..
Arturo Elías Ayub (Director)	Executive Officer of Teléfonos de México, S.A.B. de C.V. and Board Member of Grupo Financiero Inbursa, S.A.B. de C.V.
Carlos Slim Domit (Director)

Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V.and Fundación Carso, A.C.

Patrick Slim Domit (Director)

Chairman of the Board of Directors of América Móvil, S.A.B. de C.V., Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., and Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Hector Slim Seade (Director)	Chief Executive Officer of Teléfonos de México, S.A.b. de C.V. and Board Member of Grupo Financiero Inbursa, S.A.B. de C.V. and several of its subsidiaries.

30

FUNDACIÓN CARSO, A.C.

Insurgentes Sur 3500, Edificio Telmex, Piso 5, Colonia Peña Pobre, 14060 México, D.F., México

Name and Position	Principal Occupation
Directors
Carlos Slim Helú

Chairman Emeritus of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of América Móvil, S.A.B. de C.V., Chairman Emeritus of the Board of Directors of Carso Global Telecom, S.A. B.de C.V., Chairman Emeritus of the Board of Directors of Grupo Financiero Inbursa, S.A.B. de C.V., Chairman of the Board of Directors of Carso Infraestructura y Construcción, S.A.B. de C.V. and Chairman of the Board of Directors of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

Carlos Slim Domit

Chairman of the Board of Directors of Teléfonos de México, S.A.B. de C.V., Chairman of the Board of Directors of Grupo Carso, S.A.B. de C.V., Chairman of Grupo Sanborns, S.A. de C.V., and Board Member of Sanborn Hermanos, S.A., Sears Roebuck, S.A. de C.V., Grupo Condumex, S.A. de C.V., Carso Global Telecom, S.A.B. de C.V.and Fundación Carso, A.C.

Marco Antonio Slim Domit

Chairman of the Board of Directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A.B. de C.V., and Board Member of Grupo Financiero Inbursa’s, S.A.B. de C.V. subsidiaries, Grupo Carso, S.A.B. de C.V., América Móvil, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Sears Roebuck, S.A. de C.V.

Patrick Slim Domit

Chairman of the Board of Directors of América Móvil, S.A.B. de C.V., Vice President of Commercial Markets of Teléfonos de México, S.A.B. de C.V., and Board Member of Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.

31